[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
August 6, 2009
BY HAND AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Starwood Property Trust, Inc.; Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-159754)
Dear Ms. Garnett:
     On behalf of Starwood Property Trust, Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11/A filed with the Commission on July 29, 2009.
     The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 5, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Executive Officers, page 109
1.	Please disclose any positions held by Barbara Anderson from 2006 to the present.

The disclosure on page 108 has been revised in response to the Staff’s Comment.
Investment Committee of Our Board of Directors, page 111
2.	Please state how often you expect the periodic review of your investment portfolio to occur.

The disclosure on page 110 has been revised in response to the Staff’s Comment.
Manager Equity Plan, page 113
3.	We note that you plan to grant to your Manager restricted stock units equal to 2.5% of the number of shares sold in this offering and the concurrent private placement, concurrently with the closing of this offering. Please expand your disclosure to explain the purpose for granting such compensation in light of the incentive provisions already built into the Manager’s fee structure.

The disclosure on page 113 has been revised in response to the Staff’s Comment.

4.	We note that your Manager will be entitled to receive “distribution equivalents” with respect to the restricted stock units, whether or not vested. Please confirm that the per share amount of such distributions will be equal to the per share distributions granted to the common stockholders.

The Company confirms that the per share amount of our Manager’s distribution equivalents will be equal to the per share distributions granted to the common stockholders and has disclosed this fact on page 113.
Incentive Fee, page 123
5.	The current description of your incentive fee is complex and difficult to follow. Please revise to provide an example illustrating how the fee will be calculated.

In response to the Staff’s Comment, the Company has included an example on page 122 to illustrate how the Company would calculate its quarterly incentive fee in accordance with the management agreement.

Historical Performance of Starwood Capital Group, page 126
6.	Please confirm that the disclosure required by Tables IV — VI of Guide 5 does not apply to any of your prior programs.

We advise the Staff that none of the funds sponsored by Starwood Capital Group are required to be disclosed in Tables IV, V or VI for the reasons set forth below. Table IV is only applicable if the sponsor has had programs that have completed operations in the most recent five years. The Company has advised us that Starwood Capital Group has not had any programs that have completed operations in the most recent five years. Tables V and VI are only applicable to programs with similar investment objectives that have disposed or acquired, respectively, properties in the most recent three years. The Company has advised us no programs sponsored by Starwood Capital Group with similar investment objectives to the Company have disposed or acquired, respectively, properties in the most recent three years.

7.	Please tell us why you have not included iStar Financial, Inc. in your prior performance tables.

The Company has advised us that the performance of iStar Financial, Inc. (“iStar”) was not included in any of the prior performance tables required to be disclosed pursuant to Guide 5 because iStar was not a “program” sponsored by Starwood Capital Group for purposes of Guide 5. In 1998, two funds sponsored by Starwood Capital Group, Starwood Mezzanine Investors, L.P. (which closed in November 1994) and Starwood Opportunity Fund IV, L.P. (which closed in February 1997), contributed an aggregate of approximately $1.0 billion of debt related interests in real estate to a public shell entity (which eventually became iStar) in exchange for cash and stock of the entity. These contributions were part of the disposition strategy of these two funds. iStar was a publicly traded company subject to the SEC reporting requirements. From 1998 to 2003, certain executives of Starwood Capital Group served as members of iStar’s board of directors. During this same period, these two funds sold iStar stock and distributed the proceeds or distributed iStar stock to its investors. In May 2003, the executives of Starwood Capital Group that had served on iStar’s board of directors resigned from the board. Accordingly, Starwood Capital Group ceased to participate in the management of iStar more than six years ago. Therefore, even if iStar was considered a program sponsored by Starwood Capital Group, no disclosure of its performance would be required in the Company’s prospectus because the prior performance tables required by Guide 5 call for disclosure of the performance of programs with respect to the most recent three and five year periods.

Debt Programs Sponsored by Starwood Capital Group, page 126
8.	We note that Starwood Mezzanine Investors, L.P. and Starwood Opportunity Fund IV, L.P. both closed more than 10 years ago. Please explain why you have included disclosure regarding these funds, and the performance data for these funds, or omit the disclosure. Refer to Item 8 of Industry Guide 5, which generally limits disclosure to the sponsor’s experience in the last 10 years.

We note that Guide 5 calls for narrative disclosure of the sponsor’s experience in the last 10 years. As discussed in response to the Staff’s Comment 7 above, we also note that the prior performance tables required by Guide 5 call for disclosure of the performance of programs with respect to the most recent three and five year periods. For the substantial majority of the time period for which prior performance disclosure is required by Guide 5, Starwood Capital Group had not sponsored programs with investment objectives that are similar to the Company. Since Starwood Capital Group had previously sponsored two funds that pursued primarily real estate debt investment strategies during a period of economic distress in the real estate market, i.e. Starwood Mezzanine Investors, L.P. (which closed in November 1994) and Starwood Opportunity Fund IV, L.P. (which closed in February 1997), the Company determined that the disclosure of these funds’ realized returns in a period that is comparable to current economic conditions in the real estate market would be relevant to investors in the Company. Accordingly, additional disclosure has been added on page 127 to clarify the Company’s decision to include such information.

9.	Please explain why the performance table includes data from inception to March 31, 2009. We note that both funds contributed their assets to iStar Financial, Inc.

In 1998, Starwood Mezzanine Investors, L.P. contributed all of its assets to a public shell entity (which eventually became iStar) in exchange for stock of the entity and cash. Thereafter, this fund’s only asset was the stock of iStar, which was either sold and the proceeds were distributed to its investors or the iStar stock was distributed to investors in 2001 when this fund was liquidated. In 1998, Starwood Opportunity Fund IV, L.P. contributed substantially all of its debt portfolio to the same public shell entity in exchange for stock of the entity and cash. Thereafter, this fund held predominantly equity investments in real estate and, until May 2003, iStar stock. As of March 31, 2009, this fund was almost entirely liquidated. Therefore, we have revised the title of the table on page 127 to indicate that it discloses “Performance from Inception to Liquidation.” In addition, we have added a footnote to indicate that Starwood Opportunity Fund IV, L.P. is in the process of being liquidated.

Prior Performance of Certain Real Estate Programs Sponsored by Starwood Capital Group, page 128
10.	Please revise to disclose the date that each program closed. Also, please limit the disclosure to programs that have closed within the last 10 years.

In response to the Staff’s Comment, the disclosure on pages 127 to 129 has been revised to disclose the final closing date of each fund described thereon. As now disclosed on pages 128 to 129, each of Starwood Opportunity Fund IV, L.P. and Starwood Opportunity Fund II, L.P. closed prior to the most recent ten-year period. Since Instruction 1 to Appendix II to Guide 5 requires the issuer to provide a narrative introduction to the prior performance tables, each fund that is required to be disclosed in one or more of the prior performance tables is described on pages 127 to 129. Table II requires the disclosure of payments to the sponsor in the most recent three years from all programs. Since Starwood Capital Group received payments from each of these two funds in the past three years, the Company has retained the narrative disclosure of these two funds on pages 128 to 129.

11.	In Table I, please indicate, by footnote or otherwise, that the offering periods for Starwood Opportunity Fund VIII and Starwood Capital Hospitality Fund II have not yet closed.

In response to the Staff’s comment, the Company has revised footnote 2 to Table I on page 129.

12.	Please explain why you have included information for the “Equity Funds” in Tables II and III but have not included information for the “Equity Funds” in Table I. Alternatively, revise Table I to include the additional disclosure.

Table I requires disclosure of programs the offering of which closed in the most recent three years. Starwood Opportunity Fund VIII and Starwood Capital Hospitality Fund II are the only two Equity Funds disclosed in Table I because they are the only two Equity Funds the offering of which closed in this time period.

13.	In Table II, please separate out Starwood Opportunity Fund IV from the other Equity Funds, since that fund has similar investment objectives to you. Please refer to Instruction 3 to Table II of Guide 5.

In response to the Staff’s comment, the Company has revised Table II on page 129.

Certain Relationships and Related Transactions, page 133
14.	In the “Restricted Common Stock and Other Equity-Based Awards” section on page 134, please disclose who will receive these grants of restricted stock and other equity-based awards. Refer to Item 404 of Regulation S-K.

The disclosure on page 134 has been revised in response to the Staff’s Comment.
Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009
15.	We note your response to comment no. 16. However, it appears that you have already fixed the price at $20/share. Therefore, please provide us with a revised legality opinion that eliminates this assumption, or tell us why you believe the assumption is still appropriate.

We advise the Staff that the Company has not set a minimum price for the public offering. We have disclosed that our expectation is that the shares will be sold for $20 per share. However, the Pricing Committee will not adopt the necessary resolutions setting the minimum price, as required by Maryland law, until after negotiations with the underwriters prior to signing the underwriting agreement. Requiring the Board or the Pricing Committee to prematurely fix the minimum price without the benefit of basing that determination on the most current market conditions would be asking it to abdicate its statutory duties as directors under Maryland law. As a result, Maryland counsel believes such assumption is appropriate.

16.	We note your response to comment 17; however, we continue to believe that the assumption in paragraph 6 is inappropriate. The determination that the shares are duly authorized requires a finding that the corporation has the power to issue the shares and took all corporate actions necessary to authorize the issuance of the shares. The company having available for issuance the requisite number of authorized but unissued shares is part of this finding. Therefore, please provide us with a revised legality opinion that eliminates this assumption. As you note, the fact that you assume no obligation to supplement the opinion if you become aware of any fact that might change the opinion, should serve the same purpose as your stated purpose for this assumption.

The Company’s Maryland counsel has informed us that the opinion clearly states, as required, that the shares are “duly authorized” as of the date of the opinion. In order to clarify this point, Maryland counsel will revise the assumption in paragraph 6 to read as follows: “Prior to the issuance of any Shares after the date hereof, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock.”
* * * * *

     Please contact the undersigned at (212) 735-3574 or Yasmeena F. Chaudry at (212) 735-3202 should you require further information or have any questions.
Very truly yours,

/s/  David J. Goldschmidt, Esq.

David J. Goldschmidt, Esq.

cc:	Ellis F. Rinaldi, Esq.
Starwood Property Trust, Inc.

Jessica Barberich, Assistant Chief Accountant
Securities and Exchange Commission

J. Gerard Cummins, Esq.
Sidley Austin LLP

Tracy A. Bacigalupo
DLA Piper